SCHEDULE 13D
CUSIP NO. 22662K 20 7

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*

                            Crimson Exploration Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  22662K 20 7
                                  -----------
                                 (CUSIP Number)

                                  Todd E. Molz
                      Managing Director and General Counsel
                     Oaktree Capital Group Holdings GP, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                 (213) 830-6300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 24, 2007
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM GW Holdings, LLC
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)[ ]
                                                                                                               (b)[X]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               OO
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
---------------------------------------------------------------------------------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 shares
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 shares
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES*
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86% (1) (2) (3)
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          OO
========= ===========================================================================================================

(1) Based upon 4,815,280 shares of Common Stock outstanding, in addition to 5,364,297 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) Excluding parties to the Omnibus and Release Agreement, the Second Series G Subscription Agreement (as defined in Item 6) and other agreements described herein.

(3) Excluding dividends accrued or paid on the Issuer's Series G Preferred Stock and Series H Preferred Stock, respectively, after the date hereof.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund III, L.P.
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
========= ===========================================================================================================

* Solely in its capacity as the managing member of OCM GW Holdings, LLC.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Principal Opportunities Fund III GP, LLC
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
---------------------------------------------------------------------------------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          OO
========= ===========================================================================================================

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Fund GP I, L.P.
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
========= ===========================================================================================================

* Solely in its capacity as the managing member of OCM Principal Opportunities Fund III GP, LLC.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital I, L.P.
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
========= ===========================================================================================================

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               OCM Holdings I, LLC
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          OO
========= ===========================================================================================================

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Holdings, LLC
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          OO
========= ===========================================================================================================

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Group, LLC
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          OO
========= ===========================================================================================================

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Group Holdings, L.P.
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
========= ===========================================================================================================

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

========= ===========================================================================================================
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Group Holdings GP, LLC
--------- -----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                               (b)[ ]
--------- -----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY
--------- -----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

               Not Applicable
--------- -----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                            |_|
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- -----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------------------------------------------ ----------- --------------------------------------------
                      NUMBER OF                                  7       SOLE VOTING POWER:  6,602,783 *
                       SHARES
                                                             ----------- --------------------------------------------
                    BENEFICIALLY                                 8       SHARED VOTING POWER:
                      OWNED BY
                        EACH
                      REPORTING
                                                             ----------- --------------------------------------------
                       PERSON                                    9       SOLE DISPOSITIVE POWER:  6,602,783 *
                        WITH
                                                             ----------- --------------------------------------------
                                                                 10      SHARED DISPOSITIVE POWER:
------------------------------------------------------------ ----------- --------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,602,783 shares

--------- -----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                           |_|
          EXCLUDES CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          64.86%
--------- -----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          OO
========= ===========================================================================================================

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

         This Schedule 13D is being filed by the Reporting Persons (defined below). The initial filing was made on an amendment no. 4 to Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on or about March 10, 2005 (the "Initial 13D").

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Crimson Exploration Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the principal executive office of the Issuer is 717 Texas Avenue, Suite 2900, Houston, Texas 77002.

Item 2.  Identity and Background

         (a)-(c) & (f)

         This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 99(g), by:

         (1) OCM GW Holdings, LLC, a Delaware limited liability company ("OCM GW"), whose principal business is to hold the shares of Common Stock of the Issuer;

         (2) OCM Principal Opportunities Fund III, L.P., Delaware limited partnership and the managing member of OCM GW (the "Oaktree Fund"), whose principal business is to generally invest in securities and obligations of other entities over which there is a potential for the Oaktree Fund to exercise significant influence;

         (3) OCM Principal Opportunities Fund III GP, LLC, a Delaware limited liability company (the "Fund GP"), whose principal business is to serve as, and perform the functions of, the general partner of the Oaktree Fund;

         (4) Oaktree Fund GP I, L.P., a Delaware limited partnership ("GP I"), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

         (5) Oaktree Capital I, L.P., a Delaware limited partnership ("Capital I"), whose principal business is to serve as, and perform the functions of, the general partner of GP I and to hold limited partnership interests in GP I;

         (6) OCM Holdings I, LLC, a Delaware limited liability company ("Holdings I"), whose principal business is to serve as, and perform the functions of, the general partner of Capital I;

         (7) Oaktree Holdings, LLC, a Delaware limited liability company ("Holdings"), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

         (8) Oaktree Capital Group, LLC, a Delaware limited liability company ("OCG"), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

         (9) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership ("OCGH"), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

         (10) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP" and together with OCM GW, Oaktree Fund, the Fund GP, GP I, Capital I, Holdings I, Holdings, OCG and OCGH, collectively, the "Reporting Persons", and each individually, a "Reporting Person"), whose principal business is to serve as, and perform the functions of, the general partner of OCGH.

         Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the "Covered Persons"), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

         The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

         (d)-(e)

         During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4 for a description of the Purchase Agreement and the purchase by OCM GW of the Issuer's securities from Mr. J. Virgil Waggoner ("Waggoner"). The $8,500,000.00 purchase price paid by OCM GW for Waggoner's securities was obtained from contributions from the Oaktree Fund and an affiliated fund.

Item 4.  Purpose of Transaction

         (a) The shares of the Issuer's Common Stock described herein were acquired for investment purposes. Pursuant to a Purchase Agreement dated July 24, 2007 (the "Purchase Agreement"), between OCM GW and Waggoner, OCM GW purchased 1,219,819 shares of the Common Stock from Waggoner for a purchase price of $8,500,000.00.

         The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated herein by reference and filed as Exhibit 99(f) hereto.

         (b)-(j) Not applicable

         The Reporting Persons will continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by OCM GW, the Oaktree Fund or by other affiliated investment funds and accounts or whether OCM GW, the Oaktree Fund or any such other affiliated investment funds and accounts will dispose of shares of the Issuer's Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

(a) and (b)

         The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

         OCM GW directly holds the Issuer's Common Stock (or, as discussed below, the Issuer's preferred stock into which the Common Stock is convertible) and has sole power to vote and dispose of the Issuer's Common Stock (or, as discussed below, the Issuer's preferred stock into which the Common Stock is convertible).

         OCM GW owns 1,238,486 shares of Common Stock, and has the right to acquire an additional (1) 5,078,582 shares of Common Stock pursuant to conversion of the Series G Preferred Stock, par value $0.01 per share, of the Company (the "Series G Preferred Stock"), which votes on an as-converted basis with the Common Stock, and (2) 285,715 shares of Common Stock pursuant to conversion of the Series H Preferred Stock, par value $0.01 per share, of the Company (the "Series H Preferred Stock"), which votes on an as-converted basis with the Common Stock.

         As disclosed in the Initial 13D, as dividends accrue on the Series G Preferred Stock and are paid on the Series H Preferred Stock, OCM GW's beneficial ownership of Common Stock will increase, as accrued dividends on the Series G Preferred Stock are convertible into Common Stock by and the Series H Preferred Stock pays quarterly dividends of Common Stock to the holders thereof.

         The Series G Preferred Stock provides for an 8% cash dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, which will accrue but not be paid until the dividend owing April 1, 2009 is required to be paid, at which time the Company will commence quarterly dividend payments. Deferred dividends may be paid to the extent the board of directors elects to do so. Accrued dividends on the Series G Preferred Stock may be converted to Common Stock at a conversion price of $9.00 (subject to adjustment for recapitalizations and similar events). Accrued and unpaid deferred dividends are to be paid on liquidation or, at the Company's option, with the consent of the holders affected, at any time.

         Holders of the Series H Preferred Stock are entitled to quarterly dividends of one share of Common Stock per share of Series H Preferred Stock, or four shares of Common Stock annually per share of Series H Preferred Stock (subject to adjustment for recapitalizations and similar events).

         The Oaktree Fund, in its capacity as the managing member of OCM GW, has the ability to direct the management of OCM GW's business, including the power to vote and dispose of securities held by OCM GW; therefore, the Oaktree Fund may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW.

         The Fund GP, in its capacity as the general partner of the Oaktree Fund, has the ability to direct the management of the Oaktree Fund's business, including the power to direct the decisions of the Oaktree Fund regarding the vote and disposition of securities held by OCM GW; therefore, the Fund GP may be deemed to beneficially own the shares of Common Stock of the Issuer held by OCM GW.

         GP I, in its capacity as the managing member of the Fund GP, has the ability to direct the management of the Fund GP's business, including the power to direct the decisions of the Fund GP regarding the vote and disposition of securities held by OCM GW; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I's business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM GW; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I's business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM GW; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I's business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM GW; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings' business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM GW; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM GW; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH's business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by OCM GW; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock held by OCM GW.

         With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM GW, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM GW.

         As described in Item 6, OCM GW entered into agreements with third parties regarding the Issuer's capital stock in connection with its initial purchase of the Issuer's capital stock. As of the date hereof, to the knowledge of the Reporting Persons, based on 4,815,280 shares of the Common Stock outstanding, Bargus Partnership, Schultes Family Partnership, Richard Schultes and 4-Sibs, LLC, each holds shares of the Series H Preferred Stock convertible into 7,143 shares of the Common Stock and 50, 5,463, 150 and 5,463 shares, respectively, of the Common Stock (in each case, less than 1% of the outstanding shares), and William Jefferys holds 10 shares of Series H Preferred Stock convertible into 1,429 shares of Common Stock and 30 shares of Common Stock (less than 1% of the outstanding shares) (which parties executed, or are successors to parties that executed, the Omnibus and Release Agreement described in Item 6, and continue to hold Series H Preferred Stock). In addition, the purchasers of the Series G Preferred Stock pursuant to the Second Series G Subscription Agreement, described in Item 6, own (or may be deemed to beneficially own) Common Stock in the following amounts and percentages, based on 4,815,280 shares of the Common Stock outstanding (unless otherwise indicated, shares of Common Stock are shares receivable upon conversion of the Series G Preferred Stock held by such person): Allan Keel - 548,734 shares (10.26%, including 39,734 shares issuable upon conversion of the Series G Preferred Stock, 3,000 shares issuable upon exercise of warrants and 486,000 shares upon exercise of options); Robert Blevins - 33,112 (less than 1%); Greg Pipkin - 360,836 shares (6.33% including 33,112 shares issuable upon conversion of the Series G Preferred Stock); Jim Parkman - 33,112 shares (less than 1%); Tom Petrie - 33,112 shares (less than 1%); Jon Hughes - 33,112 shares (less than 1%); Jonathan Linker - 33,112 shares (less than 1%); Tim Saxman - 6,623 shares (less than 1%); Harry Perrin - 2,649 shares (less than 1%); Martha Perrin - 3,312 shares (less than 1%); and Randy King - 33,112 shares (less than 1%). To the knowledge of the Reporting Persons each such shareholder, subject to the transfer restrictions set forth in the Omnibus and Release Agreement and Second Series G Subscription Agreement, has sole power to vote and dispose of the shares held by such shareholder.

         The Reporting Persons, together with certain other shareholders of the Company referred to herein that are parties to the Omnibus and Release Agreement or any other agreement described herein, may constitute a "group" for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule 13D. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of the Common Stock other than any shares reported herein as being held of record by it. The filing of this Schedule 13D shall not constitute an admission that the Reporting Persons and such persons constitute a "group" for purposes of Rule 13d-5 promulgated under the Act.

         To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this
Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

         (c) Except as set forth herein (including with respect to quarterly dividends that have accrued or are payable, or have been paid, in respect of the Series G Preferred Stock and Series H Preferred Stock), to the knowledge of the Reporting Parties, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Purchase Agreement

         See Item 4 with respect to the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as Exhibit 99(f).

         Subscription Agreements

         As disclosed in the Initial 13D, pursuant to a Subscription Agreement dated February 28, 2005 (the "Series G Subscription Agreement"), between OCM GW and the Company, OCM GW purchased 81,000 shares of Series G Preferred Stock, for a purchase price of $40,500,000. As disclosed in the Initial 13D, pursuant to a Subscription Agreement dated February 28, 2005 (the "Series A Subscription Agreement"), between OCM GW and GulfWest Oil & Gas Company, a wholly owned subsidiary of the Company, OCM GW purchased 2,000 shares of the subsidiary's Series A Cumulative Exchangeable Preferred Stock, par value $0.01 per share, for a purchase price of $1,500,000, which, as disclosed in the Initial 13D, was subsequently exchanged for the Series H Preferred Stock.

         As disclosed in the Initial 13D, pursuant to a Subscription Agreement dated February 28, 2005 (the "Second Series G Subscription Agreement" and collectively with the Series G Subscription Agreement and Series A Subscription Agreement, the "Subscription Agreements"), OCM GW sold 4,300 shares of Series G Preferred Stock at a price of $500 a share, the same price at which OCM GW acquired the shares, to a limited number of individuals consisting of management and related or affiliated parties. The purchasers of Series G Preferred Stock are subject to a right of first offer in favor of OCM GW, but not with respect to shares of Common Stock received upon conversion, and are required to convert their shares to Common Stock when OCM GW and its affiliates convert their shares into Common Stock in the same proportion as OCM GW and its affiliates. The purchases of the Series G Preferred Stock also have tag-along rights if OCM GW proposes to transfer 10% or more of its Series G Preferred Stock to an unaffiliated third party, and OCM GW has drag-along rights over such purchasers with respect to transfers of Series G Preferred Stock representing over 50% of the voting power of the Issuer's capital stock.

         Shareholders Rights Agreement

         As disclosed in the Initial 13D, OCM GW and the Company have entered into a Shareholders Rights Agreement (the "Shareholders Rights Agreement") dated February 28, 2005 providing OCM GW with up to four demand registrations with respect to shares of Series G Preferred Stock and Common Stock (including the shares of Common Stock acquired from Waggoner) upon the request of holders holding 50% or more of the registrable securities on an as converted basis, and unlimited piggyback registration rights.

         Pursuant to the Shareholders Rights Agreement, OCM GW is entitled to receive monthly financial reports, an annual business plan and operating budget of the Company, periodic filings and other information, in addition to board observation rights. Further, the Shareholders Rights Agreement subjects the Company to various restrictive covenants affecting operation of its business.

         Under the Shareholders Rights Agreement OCM GW has a right of first refusal to purchase any additional securities proposed to be purchased by a third party from the Company.

         Omnibus and Release Agreement

         As disclosed in the Initial 13D, pursuant to an Omnibus and Release Agreement ("Omnibus and Release Agreement"), among OCM GW, the Company and certain shareholders of the Company, dated February 28, 2005, such shareholders are prohibited from (so long as they hold shares of Series H Preferred Stock), directly or indirectly, entering into any swap, option, future, forward or other similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Series H Preferred Stock or Common Stock, although such holders may sell the Common Stock or the Series H Preferred Stock. OCM GW and its affiliates have a right of first refusal to acquire any Series H Preferred Stock if a third party offers to acquire that stock, and the signatories to the Omnibus and Release Agreement have certain piggyback registration rights. The restrictions imposed upon the shareholders of the Company that have executed the Omnibus and Release Agreement (or their successors) do not apply to shares of Common Stock owned by these shareholders, whether received upon conversion of the Series H Preferred Stock or otherwise, except as disclosed above. OCM GW waived these transfer restrictions with respect to Waggoner, as he was also a party to the Share Transfer Restriction Agreement described below.

         The description contained in this Item 6 of the various agreements summarized above are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference and filed as exhibits hereto.

         Share Transfer Restriction Agreement and Irrevocable Proxy

         As disclosed in the Initial 13D, Waggoner has entered into a Share Transfer Restriction Agreement, dated February 28, 2005 (the "Share Transfer Restriction Agreement") with OCM GW, pursuant to which he agreed to deliver to OCM GW an Irrevocable Proxy (the "Proxy") coupled with an interest with respect to his shares of Common Stock and preferred stock. The Proxy and the restrictions on disposition in the Share Transfer Restriction Agreement have terminated in accordance with their terms.

         Fund GP, as the general partner of the Oaktree Fund, has a carried interest in the Oaktree Fund.

         Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by OCM GW.

Item 7.  Material to be filed as Exhibits

         99(a) Subscription Agreement for the Series G Preferred Stock, dated February 28, 2005, between OCM GW and the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(b) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, between OCM GW and the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(c) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, among OCM GW and certain individuals identified on the signature page thereto (incorporated by reference to the exhibits to the Initial 13D)

         99(d) Shareholders Rights Agreement, dated February 28, 2005, between OCM GW and the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(e) Omnibus and Release Agreement, dated February 28, 2005, among the Company, OCM GW and certain of the shareholders of the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(f) Purchase Agreement for the Common Stock, dated July 24, 2007, between Waggoner and OCM GW

         99(g) A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 3, 2007


                               OCM GW HOLDINGS, LLC

                               By:  OCM Principal Opportunities Fund III, L.P.
                               Its: Managing Member

                               By: OCM Principal Opportunities Fund III GP, LLC
                               Its: General Partner

                               By: Oaktree Fund GP I, L.P.
                               Its: Managing Member

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Authorized Signatory

                               By: /s/ Adam Pierce
                                   ----------------------------------
                               Name: Adam Pierce
                               Title: Authorized Signatory


                               OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

                               By:  OCM Principal Opportunities Fund III GP, LLC
                               Its: General Partner

                               By: Oaktree Fund GP I, L.P.
                               Its: Managing Member

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Authorized Signatory

                               By: /s/ Adam Pierce
                                   ----------------------------------
                               Name: Adam Pierce
                               Title: Authorized Signatory

                               OCM PRINCIPAL OPPORTUNITIES FUND III, GP, LLC

                               By: Oaktree Fund GP I, L.P.
                               Its: Managing Member

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Authorized Signatory

                               By: /s/ Adam Pierce
                                   ----------------------------------
                               Name: Adam Pierce
                               Title: Authorized Signatory


                               OAKTREE FUND GP I, L.P.

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Authorized Signatory

                               By: /s/ Adam Pierce
                                   ----------------------------------
                               Name: Adam Pierce
                               Title: Authorized Signatory


                               OAKTREE CAPITAL I, L.P.

                               By: OCM Holdings I, LLC
                               Its: General Partner

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Vice President and Secretary

                               By: /s/ Lisa Arakaki
                                   ----------------------------------
                               Name: Lisa Arakaki
                               Title: Vice President and Assistant Secretary


                               OCM HOLDINGS I, LLC

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Vice President and Secretary

                               By: /s/ Lisa Arakaki
                                   ----------------------------------
                               Name: Lisa Arakaki
                               Title: Vice President and Assistant Secretary

                               OAKTREE HOLDINGS, LLC

                               By: Oaktree Capital Group, LLC
                               Its: Managing Member

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Senior Vice President and Secretary

                               By: /s/ Lisa Arakaki
                                   ----------------------------------
                               Name: Lisa Arakaki
                               Title: Vice President and Assistant Secretary


                               OAKTREE CAPITAL GROUP, LLC

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Senior Vice President and Secretary

                               By: /s/ Lisa Arakaki
                                   ----------------------------------
                               Name: Lisa Arakaki
                               Title: Vice President and Assistant Secretary


                               OAKTREE CAPITAL GROUP HOLDINGS, L.P.

                               By:  Oaktree Capital Group Holdings GP, LLC
                               Its: General Partner

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Managing Director and General Counsel

                               By: /s/ John Frank
                                    ---------------------------------
                               Name: John Frank
                               Title: Manager and Managing Principal


                               OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

                               By:  /s/ Todd Molz
                                    ---------------------------------
                               Name: Todd Molz
                               Title: Managing Director and General Counsel

                               By: /s/ John Frank
                                    ---------------------------------
                               Name: John Frank
                               Title: Manager and Managing Principal

                                     ANNEX A

Oaktree Capital Group Holdings GP, LLC
--------------------------------------
The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name                           Principal Occupation
----                           --------------------

Howard S. Marks                Chairman of the Board of Oaktree Capital Group,
                               LLC and Chairman of Oaktree Capital Management,
                               L.P.

Bruce A. Karsh                 President and Director of Oaktree Capital Group,
                               LLC and President of Oaktree Capital Management,
                               L.P.

John B. Frank                  Managing Principal and Director of Oaktree
                               Capital Group, LLC and Managing Principal of
                               Oaktree Capital Management, L.P.

David M. Kirchheimer           Chief Financial Officer, Chief Administrative
                               Officer and Director of Oaktree Capital Group,
                               LLC and Chief Financial Officer, Chief
                               Administrative Officer and Principal of Oaktree
                               Capital Group, L.P.

Sheldon M. Stone               Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

D. Richard Masson              Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Larry W. Keele                 Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Stephen A. Kaplan              Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Kevin L. Clayton               Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Oaktree Capital Group Holdings, L.P.
------------------------------------
The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC. There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC
--------------------------
The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name                           Principal Occupation
----                           --------------------

Howard S. Marks                Chairman of the Board of Oaktree Capital Group,
                               LLC and Chairman of Oaktree Capital Management,
                               L.P.

Bruce A. Karsh                 President and Director of Oaktree Capital Group,
                               LLC and President of Oaktree Capital Management,
                               L.P.

John B. Frank                  Managing Principal and Director of Oaktree
                               Capital Group, LLC and Managing Principal of
                               Oaktree Capital Management, L.P.

David M. Kirchheimer           Chief Financial Officer, Chief Administrative
                               Officer and Director of Oaktree Capital Group,
                               LLC and Chief Financial Officer, Chief
                               Administrative Officer and Principal of Oaktree
                               Capital Group, L.P.

Sheldon M. Stone               Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

D. Richard Masson              Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Larry W. Keele                 Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Stephen A. Kaplan              Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Kevin L. Clayton               Principal and Director of Oaktree Capital Group,
                               LLC and Principal of Oaktree Capital Management,
                               L.P.

Oaktree Holdings, LLC
---------------------
The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. There are no executive officers and directors appointed at Oaktree Holdings, LLC.

OCM Holdings I, LLC
-------------------
The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC. The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name                           Principal Occupation
----                           --------------------

Howard S. Marks                Chairman of the Board of Oaktree Capital Group,
                               LLC and Chairman of Oaktree Capital Management,
                               L.P.

Bruce A. Karsh                 President and Director of Oaktree Capital Group,
                               LLC and President of Oaktree Capital Management,
                               L.P.

Oaktree Capital I, L.P.
-----------------------
OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P. There are no executive officers or directors appointed at Oaktree Capital I, L.P.

Oaktree Fund GP I, L.P.
-----------------------
Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P. There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

OCM Principal Opportunities Fund III GP, LLC
--------------------------------------------
Oaktree Fund GP I, L.P. is the managing member of OCM Principal Opportunities Fund III GP, LLC. There are no executive officers or directors appointed at OCM Principal Opportunities Fund III GP, LLC.

OCM Principal Opportunities Fund III, L.P.
------------------------------------------
OCM Principal Opportunities Fund III GP, LLC is the general partner of OCM Principal Opportunities Fund III, L.P. There are no executive officers or directors appointed at OCM Principal Opportunities Fund III, L.P.

OCM GW Holdings, LLC
--------------------
OCM Principal Opportunities Fund III, L.P. is the managing member of OCM GW Holdings, LLC. There are no executive officers or directors appointed at OCM GW Holdings, LLC.

                                  Exhibit Index
                                  -------------

Name of Exhibit
---------------

         99(a) Subscription Agreement for the Series G Preferred Stock, dated February 28, 2005, between OCM GW and the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(b) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, between OCM GW and the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(c) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, among OCM GW and certain individuals identified on the signature page thereto (incorporated by reference to the exhibits to the Initial 13D)

         99(d) Shareholders Rights Agreement, dated February 28, 2005, between OCM GW and the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(e) Omnibus and Release Agreement, dated February 28, 2005, among the Company, OCM GW and certain of the shareholders of the Company (incorporated by reference to the exhibits to the Initial 13D)

         99(f) Purchase Agreement for the Common Stock, dated July 24, 2007, between Waggoner and OCM GW

         99(g) A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.